ATS Announces Settlement with EV Customer, Preliminary Fourth Quarter 2025 Results and Fourth Quarter Earnings Call

5/23/2025

CAMBRIDGE, Ontario / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today announced that it has reached a settlement agreement (the “Agreement”) with its Electric Vehicle (“EV”) customer with respect to the previously disclosed outstanding payments owed. Under the terms of the Agreement, the Company will receive payment from the customer of USD $134.75 million (approximately $194 million at the year end exchange rate) in the first quarter of fiscal 2026, with no further work required by the Company on these projects. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

This settlement results from discussions which were originally disclosed in the Company’s management’s discussion and analysis for the three and six months ended September 29, 2024. The Company determined that it is willing to settle its disagreement with the customer based on a number of factors, including but not limited to, the benefit of receiving a cash payment in the near term, particularly in light of the volatility and uncertainty of the overall global macro-economic environment and the impact of such environment on the automotive sector, in addition to previously announced reductions to automakers’ EV end-market demand.

"It was important to get this matter behind us,” said Andrew Hider, Chief Executive Officer. "All factors considered, we believe this outcome is the best result for ATS. With transportation having become a smaller piece of our business, this Agreement allows us to focus on our growth strategy consistent with our emphasis on regulated markets, while continuing to deliver value to all stakeholders."

In light of the Agreement, in the Company’s annual audited consolidated financial statements for the year ended March 31, 2025 (i) all previous amounts related to the program with the customer, including accounts receivable, contract assets, and inventories will be written-off accordingly, (ii) the settlement amount will be reflected in accounts receivable, and (iii) a reduction to net income of $129 million (approximately $171 million before income taxes) related to the Agreement will be reflected.

The financial impacts from this Agreement will be reflected as EV customer settlement in the Company’s adjusted earnings from operations, adjusted EBITDA, adjusted net income, and adjusted basic earnings per share. Adjusted earnings from operations, adjusted EBITDA, adjusted net income, and adjusted basic earnings per share are non-IFRS financial measures – see “Non-IFRS and Other Financial Measures”.

Fourth Quarter Preliminary Unaudited Financial Results Highlights

Full financial results are expected to be published on the date indicated below. The preliminary estimates for the fourth quarter of fiscal 2025 below are based on the information available to the Company at this time and are subject to the completion of financial closing procedures, including the year-end audit by the Company’s external auditors, and other developments that may arise between now and the time the financial results for the fourth quarter are finalized. Therefore, actual results may differ materially from these estimates and these preliminary estimates are subject to change. These estimates should not be viewed as a substitute for the Company’s annual financial statements prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accordingly, you should not place undue reliance on these preliminary, unaudited financial results and selected other data. Readers are advised to consider these announced preliminary results alongside the footnotes and any accompanying information contained in the Company’s previously filed public disclosures, including “Risk Factors” in the Company’s fiscal 2024 Annual Information Form and as incorporated by reference from the Company’s fiscal 2025 quarterly MD&A filings on SEDAR+ at www.sedarplus.com and the U.S. Securities Exchange Commission’s EDGAR at www.sec.gov.

Preliminary financial information for the three months ended March 31, 2025 reflecting the impact of the Agreement is as follows:

•Revenues of $721 million
•Loss from operations of $113.6 million
•Net loss of $68.9 million
•Adjusted net income1 of $40.0 million
•Adjusted earnings from operations1 of $74.3 million (adjusted earnings from operations margin1 of 10.3%)
•Adjusted EBITDA1 of $97.1 million (adjusted EBITDA margin1 of 13.5%)
•Basic earnings per share (loss per share) of $(0.70) and adjusted basic earnings per share1 of $0.41
•Order Bookings1 of $863 million
•Order Backlog1 of $2,139 million

1 Adjusted net income, adjusted earnings from operations, adjusted EBITDA, and adjusted basic earnings per share are non-IFRS financial measures, adjusted earnings from operations margin and adjusted EBITDA margin are non-IFRS ratios, and Order Bookings and Order Backlog are supplementary financial measures see “Non-IFRS and Other Financial Measures”.

The Company will report its financial results for the three and twelve months ended March 31, 2025, after markets close on Wednesday, May 28, 2025.

At 6:00 p.m. Eastern on May 28, 2025, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/441150746 and the conference call can be accessed by dialing (888) 660-6652 five minutes prior and quoting reference number 8782510.

A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight June 4, 2025) by dialing (800) 770-2030 and entering passcode 8782510.

Reconciliation of Non-IFRS Measures to IFRS Measures
(in millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net loss):

Q4 2025
Adjusted EBITDA	$ 97.1
Less: restructuring charges	3.5
Less: acquisition-related transaction costs	0.9
Less: acquisition-related inventory fair value charges	0.6
Less: EV customer settlement	171.1
Less: mark to market portion of stock-based compensation	(3.4)
EBITDA	$ (75.6)
Less: depreciation and amortization expense	38.0
Loss from operations	$ (113.6)
Less: net finance costs	26.7
Less: recovery of income taxes	(71.4)
Net loss	$ (68.9)

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net loss and basic earnings (loss) per share):

	Three Months Ended March 31, 2025
	Earnings (loss) from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS
Reported (IFRS)	$ (113.6)	$ (26.7)	$ 71.4	$ (68.9)	$ (0.70)
Amortization of acquisition-related intangibles	15.2	—	—	15.2	0.15
Restructuring charges	3.5	—	—	3.5	0.04
Acquisition-related inventory fair value charges	0.6	—	—	0.6	0.01
Acquisition-related transaction costs	0.9	—	—	0.9	0.01
EV customer settlement	171.1	—	—	171.1	1.75
Mark to market portion of stock-based compensation	(3.4)	—	—	(3.4)	(0.04)
Adjustment to recovery of income taxes	—	—	(79.0)	(79.0)	(0.81)
Adjusted (non-IFRS)	$ 74.3			$ 40.0	$ 0.41

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour"

provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the cash payment and the benefit of receiving such cash payment in the near term under the Agreement with the Company’s EV customer; the impact of the Agreement on the financial position of the Company; and the release of the Company’s financial results for the three and twelve months ended March 31, 2025, and the expected performance of the Company's business, including the expected revenues, loss from operations, net loss, adjusted earnings from operations, adjusted EBITDA, basic earnings per share, adjusted basic earnings per share, Order Bookings and Order Backlog for the three months ended March 31, 2025.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the risk that the Company will not be able to realize the expected benefit of receiving the cash payment in the near term under the Agreement with the Company’s EV customer; the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; and any discrepancies in the Company’s preliminary assessment of its financial results for the three and twelve months ended March 31, 2025 against the final audited financial results.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, due performance of the obligations under the Agreement; general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Non-IFRS and Other Financial Measures

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "adjusted net income", "adjusted earnings from operations", “adjusted EBITDA", and "adjusted basic earnings per share" are non-IFRS financial measures, "adjusted earnings from operations margin" and "adjusted EBITDA margin" are non-IFRS ratios, and "Order Bookings" and "Order Backlog" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income excluding income tax expense and net finance costs. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation, settlement costs, and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date.

Adjusted earnings from operations, adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA to net loss, (ii) adjusted basic earnings per share to basic earnings (loss) per share, and (iii) adjusted earnings from operations to earnings from operations in each case for the three-months ended March 31, 2025 is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures").

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Affairs & Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com
SOURCE: ATS Corporation